November 25, 2008
By EDGAR and Facsimile
Mr. Karl Hiller
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Stillwater Mining Company Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 26, 2008 File No. 001-13053

Dear Mr. Hiller:
     This letter is submitted on behalf of Stillwater Mining Company (the “Company”) in response to the letter, dated October 31, 2008 (the “Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”).
     For reference purposes, the text of the comments in the Letter has been reproduced in this letter in italics, with responses below each numbered comment.

Form 10-K for the fiscal year ended December 31, 2007
General
1.	Please confirm that all material contracts have been filed with your 10-K for the fiscal year ended December 31, 2007. For example, it does not appear that the long-term catalyst sourcing agreements referenced on page 6 of your 10-K have been filed.

Response:

In response to the Staff’s comment the Company has undertaken a review of its commercial and financing contracts, including the contracts referenced on page 6 of the 2007 Form 10-K, in light of the requirements of Item 601 of Regulation S-K under the Securities Act of 1933, as amended. In the context of such review the Company discovered that one of the sourcing contracts with Power Mount Inc. referenced on page 6 of the 2007 Form 10-K should be filed as a material contract. The Power Mount sourcing agreement was not a material contract at the time the Company originally entered into it in September 2003, but in view of the significant growth in the Company's recycling business segment over the past few years, the Company now believes the agreement should be filed as a material contract. The Company will promptly file the amended and restated sourcing agreement with Power Mount as an exhibit to Form 8-K, redacted to exclude certain commercially sensitive information. The Company will also submit an unredacted version to the Secretary of the Commission along with a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Once the Power Mount contract is so filed, the Company confirms that all material contracts required to be filed will have been filed.
Business Risk Factors and Properties, page 20-21
Note 11 – Credit Facility, page 94
2.	On page 20 you state that the credit agreement includes a provision that “...requires as prepayments 50% of the Company’s annual excess cash flow (as defined in the credit agreement), plus any proceeds from asset sales and the issuance of debt or equity securities....” Further disclosure on page 21 and at Note 11 indicates that these “prepayments” are not included in the determination of the current portion of long-term debt. Tell us whether any amounts were due to be paid under this provision during 2008, based on your 2007 results; and, if so, how your approach is consistent with the guidance in Chapter 3, Section A, paragraph 8 of ARB 43, if that is your view.

Response:

The credit agreement referenced in the disclosure was put in place in August 2004 and was paid off in March 2008 with the proceeds of a subsequent financing. Using the definition of “annual excess cash flow” in the specified credit agreement, the Company never had annual excess cash flow for any year that the credit agreement was in effect. Consequently, there was no payable amount to reflect in the determination of the current portion of long-term debt at December 31, 2007, or for any prior applicable year.
Note 3 – Sales, page 83
3.	We note that you report by-product sales of copper, nickel, gold, silver and rhodium as a reduction to cost of metals sold, and that such sales totaled $53.8M, or 19%, of mine production revenues in 2007. Given the significance of these transactions, please explain why you believe revenues and associated costs of these by-products would not need to be presented separately under Rule 5-03(b)(1) and (2) of Regulation S-X.

Response:

The Company has a stated policy of reporting the proceeds of by-product sales as a deduction from the cost of mined production. This is a common practice in natural resource industries. As such, the Company believes that cost of tangible goods sold, as referenced in Rule 5-03(b)(2)(a), may properly include an offset for proceeds of by-product sales under generally accepted accounting principles (GAAP).

The Company distinguishes by-product metals from its primary products (palladium and platinum) based on several characteristics. First, the relative value of each by-product produced is small in comparison to the corresponding value of the primary products. The by-products are produced incidentally in the course of producing the primary metals and occur in conjunction with them. While the Company does have separate processes in its base metal refinery to extract copper and nickel by-products, the extraction is driven by a need to eliminate them as “nuisance metals” in the final refining of platinum and palladium rather than because they are commercially valuable; the copper and nickel produced do not meet standard industry criteria for quality and are sold at a discount. The Company does not consider by-products when modeling the economic viability of specific mining areas, and the by-products are not surveyed or included in the Company’s reported ore reserves. And while revenues from by-product sales clearly are beneficial, they are not considered critical to the commercial viability of the Company’s mining operations.

The table below shows by year the percent of total mining revenue the proceeds from each of the Company’s by-products would comprise if by-products were included in mine production revenue. Also shown by year are the volumes of each by-product sold and the average realized price for each by-product.

							9 mo.
By-product Detail	2002	2003	2004	2005	2006	2007	2008
Percentage of Mining Proceeds
Rhodium	1.16%	0.71%	1.01%	2.51%	5.14%	7.07%	5.61%
Gold	1.24%	1.55%	1.35%	1.76%	2.04%	2.22%	2.16%
Silver	0.01%	0.01%	0.02%	0.01%	0.02%	0.04%	0.04%
Copper	0.14%	0.31%	0.37%	0.49%	0.78%	0.95%	0.84%
Nickel	1.32%	2.26%	2.86%	2.73%	4.75%	5.98%	2.74%
Memo: Palladium	70.33%	63.97%	57.42%	53.80%	51.42%	49.14%	43.34%
Memo: Platinum	25.80%	31.19%	36.97%	38.70%	35.85%	34.60%	45.27%

Volumes of Metal Sold (000)
Rhodium (oz.)	3.8	3.7	3.0	3.3	3.8	3.8	2.0
Gold (oz.)	11.0	10.7	9.3	11.3	11.3	10.5	7.0
Silver (oz.)	4.8	6.2	10.4	5.5	6.2	9.1	6.7
Copper (lb.)	619.0	1,128.6	867.8	911.4	892.0	941.8	726.7
Nickel (lb.)	1,230.7	1,378.8	1,282.4	1,306.8	1,584.9	1,171.4	709.5

Average Price Realized
Rhodium ($/oz.)	844	487	952	2,155	4,516	6,217	8,263
Gold ($/oz.)	312	365	410	444	603	699	899
Silver ($/oz.)	4.65	4.90	4.91	7.46	11.54	13.48	16.25
Copper ($/lb.)	0.62	0.68	1.19	1.55	2.91	3.34	3.34
Nickel ($/lb.)	2.96	4.10	6.30	5.96	10.04	16.91	11.23
The volumes of by-products produced and sold in each year are relatively flat for each metal, so the increased share of revenues in 2006, 2007 and the first half of 2008 was driven principally by prices. Viewed either from a price or volume perspective, it appears none of the five metals rises beyond the level of a by-product in any of the years shown. Furthermore, the sharp decline in metal prices during the second half of 2008, particularly for rhodium and nickel, suggests that the percent contribution of these metals to total revenues will decline going forward.

The analysis above considers only proceeds from the Company’s mining operations. If by-products are considered in terms of the Company’s total consolidated revenues, in 2007 they comprised 8.0% of total Company sales proceeds. On this basis, by-product rhodium in 2007 constituted 3.5% and nickel 2.9% of total sales proceeds.

Beginning in 2006, as commodity prices increased from their historical levels, for reporting purposes the Company expanded the footnote and MD&A disclosure in its reporting to provide detail of by-product realizations per ounce and the associated volumes sold. Consequently, the effect of each of these metals on mining costs is available in the Company’s disclosures.

SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, as amended, provides a prioritized, four-level hierarchy of accounting sources to be utilized in determining GAAP.

In reviewing the extant accounting literature, the Company finds no discussion of specific accounting for by-products in any accounting pronouncements or other general literature described in categories (a) – (d) under SFAS No. 162. However, industry practice and various accounting textbooks do address the subject and indicate some variety in practice. A typical textbook excerpt is quoted below:

“In accounting for by-products, a common problem relates to timing the recognition of revenues and expenses. The by-product costing methods most common in practice and in the literature are as follows:
1.	By-product revenue is recognized as other revenue.

2.	By-product revenue is recognized as other income.

3.	By-product revenue is recognized as a deduction from the cost of production.

4.	The net realizable value of the by-product sold at the separation point is recognized as a deduction from the cost of goods sold. The net realizable value of the by-product sold is equal to the by-product revenue less separable costs incurred.

5.	The net realizable value of the by-product produced at the separation point is recognized as a deduction from the cost of production. The net realizable value of the by-products produced is equal to the by-product revenues less separable costs incurred and to be incurred.”
(Source: Advanced Management Accounting, Riahi-Belkaoui, Greenwood Publishing Group, 2001)

Various companies in the mining industry share the practice of crediting by-product proceeds against mining costs. Two examples follow:

“Revenues from by-product sales are credited to Costs applicable to sales as a by-product credit.” Newmont Mining Corporation, 2007 Annual Report on Form 10-K, page 92.

“Silver is accounted for as a by-product credit against reported or projected gold production costs.” Barrick Gold Corporation. 2007 Annual Report, page 141. (Barrick is Canadian but reports using U.S. GAAP.)

In a 2006 survey of accounting practices among mining companies, KPMG found that out of 19 mining companies that disclosed their accounting policy with respect to by-

product accounting, six of them (32%) record net by-product proceeds as a reduction of cost of sales. (Source: Global Mining Reporting Survey, KPMG, 2006, p. 29)

In summary, the Company has concluded that treating the proceeds from sales of by-products as an offset to production costs, rather than as revenue, in determining Cost of tangible goods sold under Rule 5-03(b)(2)(a) is an accepted accounting practice under U.S. GAAP.
Item 9A. Controls and Procedures, page 101
4.	Your disclosure at Item 9A(b) should discuss any change in internal control over financial reporting, rather than internal control generally, and address those changes that occurred during the last fiscal quarter, rather than subsequent to your evaluation, also providing the assertion relative to changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please submit the disclosures that you believe would be appropriate and necessary to comply with Item 308(c) of Regulation S-K as of December 31, 2007.

In future filings, if you choose to provide a definition of disclosure controls and procedures, please include a complete definition.

Response:

The Company will utilize the following pattern of language in its future Form 10-Q Item 4(b) and 10-K Item 9A(b) filings with the SEC whenever there have been no changes during the preceding fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting:

“(b) Internal Control Over Financial Reporting. In evaluating the registrant’s internal control over financial reporting, as required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act, for the quarter ended [ending date of fiscal reporting quarter], management determined that during the [reporting] quarter of 20xx there were no changes in the registrant’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.”

In addition, in referencing the term “disclosure controls and procedures,” the Company will utilize the complete definition included in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Certifications, exhibits 31.1 and 31.2
5.	We note, in both certifications, the language, “(the registrant’s fourth fiscal quarter in the case of an annual report)” and “(or persons performing the equivalent functions)” were deleted; the citation to Exchange Act Rule 15d-15(f) was changed to “15(d)-15(f);” the word “registrant” was replaced with the word “company” throughout both certifications; and twice in each certification, the word “control” was replaced with the word “controls.” In future filings, please ensure that the certifications conform to the exact language of Item 601(b)(31) of Regulation S-K.

Response:

As the staff has directed, in the Company’s future filings with the SEC the Company will ensure that its required Rule 13a-14(a)/ 15d-14(a) certifications conform exactly to the language specified in Item 601(b)(31) of Regulation S-K.
Definitive Proxy Statement on Form Schedule 14A
Compensation Discussion and Analysis, page 13
Pay Elements – Details, page 16
6.	Please disclose the specific performance target levels for each measure used in determining short term incentive compensation and long-term incentive compensation. If you believe that the disclosure of the information would result in competitive harm, please provide us with a detailed analysis supporting your position.

Response: The Company acknowledges the Staff’s comment and will include in its future Definitive Proxy Statements the specific target level with regard to each quantitative performance objective associated with management compensation, as well as the relative weighting of each objective. All of the performance targets set by the Board of Directors are intended as guidelines for management performance, and the Board’s actual assessment of performance against each measure may include a qualitative element of discretion. However, management has reassessed the quantitative targets and, recognizing that they are published after the fact, has concluded that the risk of competitive harm from disclosing them in the future is not likely to be significant.
*       *       *
          The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the 2007 Form 10-K and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please feel free to contact me at (406) 373-8724, or John R. Stark, the Company’s General Counsel at (406) 373-8712, should you require further information or have any questions.
Sincerely,
/s/ Gregory A. Wing
Gregory A. Wing
Vice President and Chief Financial Officer

cc:	David Hill, KPMG LLP Jeffrey W. Tindell, Skadden, Arps, Slate, Meagher & Flom LLP